Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

October 2, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Early Repayment of Loans

Tel Aviv, Israel - October 2, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company's previous reports regarding the Company's action to adjust its debt structure in accordance with its sources and uses, inter alia, by means of a short-term debt repayment, an immediate report is hereby provided that during the period from July 21, 2019 to September 29, 2019, the Company completed an early repayment of a few institutional and bank loans (including an early repayment of approximately NIS 438 million, as reported as part of the update in the financial statements for the second quarter 2019) for a total amount of approximately NIS 1.53 billion (principal amount). The early repayment fees paid amounted to approximately NIS 67 million. The early repayment was mainly funded by placement of longer-term debt over the past few months.

This early repayment is in addition to the early repayment of the Company's debentures (Series 7) in the amount of approximately NIS 444 million, which was conducted as part of a tender offer, for which the Company issued a separate immediate report on September 9, 2019.

The Company's total gross debt balance as of September 29, 2019, after the execution of all such early repayments, is approximately NIS 10.5 billion (NIS 8.2 billion net debt).

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.